

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

Via E-mail
Howard S. Lanznar, Esq.
Executive Vice President & Chief Administrative Officer
Diamond Resorts Corporation
10600 West Charleston Boulevard
Las Vegas, Nevada 89135

> **Re: Diamond Resorts International, Inc.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted March 7, 2013**
> **CIK No. 0001566897**

Dear Mr. Lanznar:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Results of Operations, page 73

1.   We have reviewed your response to comment 14. Please tell us how many management contracts and sales centers, respectively, were excluded from the same-store results. We may have further comment.

Business, page 106

2.   We have reviewed your response to comment 16. Please tell us if there have been any votes to terminate or not renew your management agreement that have failed in the last three years.

Executive Compensation, page 142

3.   Your response to comment 26 of our letter dated February 21, 2013 is still under review.

Notes to Unaudited Pro Forma Combined Condensed Statements of Operations, page 56

4.   We note your response to comment number 7 on of letter dated February 13, 2013. Please provide additional information to support that the reorganization costs incurred by PMR are directly attributable to the transaction.

Presentation of Certain Financial Metrics, page 68

5.   We have reviewed your response to comments 9 and 10. On page 68, you disclose that adjusted EBITDA is useful to investors and securities analysts in evaluating your operating performance because it and similar non-US GAAP measures are widely used by investors and security analysts to measure a company's operating performance without regard to items that can vary substantially from company to company…." Please tell us how your calculation of adjusted EBITDA is being used by and or similar to your competitors' calculation and therefore supports that this measure is widely used by investors and security analysts.

6.   Please provide additional information as to why any changes in the estimated allowance for uncollectable mortgages and contracts receivables does not relate to the financial performance of the period in question. Specifically, please tell us whether these changes in estimate resulted from additional information obtained subsequent to origination or was information that the company should have been aware of at the time of origination.

7.   Please provide additional information as to why the existence of an estimation process in determining the Vacation Interest cost of sales is sufficient justification to exclude costs associated with this specific revenue stream or is not indicative of the results of operations for that period.

Management's Discussion and Analysis of Financial Condition, page 60

8.   We note your response to comment number 12. Please provide a materiality analysis that addresses net income as opposed to Adjusted EBITDA. In addition, please address why management feels that a 13.4% change in the Vacation Interest cost of sales line item was not material to that individual line item.

9.   We note your response to comment number 13. Please provide to us the dollar values for each component discussed that drove the $49.4 million decrease in vacation interest costs of sales. In addition, tell us how the change in estimate associated with future point sales of your Collections from a point per interval specific approach to a weighted average

Howard S. Lanznar, Esq.
Diamond Resorts International, Inc.
March 22, 2013
Page 3

approach was a result of new information that indicated an asset's carrying amount should be changed.

Financial Statements

10.	Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

For the Year Ended December 31, 2011 and 2010

Consolidated Statements of Operations, page F-5

11.	We note your response to comment number 31. Please disclose the changes to the initial valuation and the reasons for them. It would appear that the revised disclosures would have similar information as presented in your response letter.

Notes to Consolidated Financial Statements

12.	We note your response to comment number 33. Please disclose the significant assumptions used to value the mortgage receivables, customer relationships and unsold vacation interests, net for each of the two transactions. Specifically for the mortgage receivable estimate, please disclose the assumed weighted average coupon, loan servicing fee, prepayment rate and default rate. In regards to the customer relationships, please define the upgrade rate and attrition rate, how each effects the estimated fair value, the assumed values of each assumption, the time period over which the estimated cash flows were estimated, how expenses were estimated, and how management arrived at the estimate. In regards to the unsold vacation interest, net, please disclose how management arrived at the expected present value of after-tax cash flows, the assumptions used and their values, and the time period assumed to sell the entire inventory.

Unaudited Consolidated Financial Statements

For the Period Ended September 30, 2012 and 2011

Note 17. Commitment and Contingencies, page F-113

13.	We note your response to comment number 34. Please provide to us your analysis that supports management's claim that it was not probable that the lawsuit brought against Diamond LLC and Diamond Resorts Corporation would not result in any further liability and therefore no accrual was necessary.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Mark D. Wood
        Katten Muchin Rosenman LLP